

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-Mail
Thomas Patton
Chief Executive Officer
Quaterra Resources, Inc.
1100 – 1199 West Hastings Street
Vancouver, BC
V6E 3T5 Canada

> **Re:** **Quaterra Resources, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-33965**

Dear Mr. Patton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.1

Annual Information Form

Mineral Resource Estimate, page 20

1. We note your disclosure of resource estimates below your current economic cutoff grade in this section of your filing. Mineral resources must have reasonable prospects for economic extraction for both operating mines and undeveloped properties with the reportable resources delimited using an economically based cutoff to segregate resources from mineralization. Please remove all resource estimates from your filing which are not based on an economically derived cutoff.

2. Please disclose the metal price assumptions, all other key assumptions and parameters used to prepare all your resource estimates.

History, pages 23, 32, and 33

3. Disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserves or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Please note disclosure of a non-compliant historical estimate may be disclosed using the historical terminology if the filer:

    - Identifies the source and state of the historical estimate

    - Comments on the relevance and reliability of the historical estimate

    - to the extent known, provides the key assumptions, parameters, and methods used to prepare the historical estimate;

    - States whether the historical estimate uses categories other than those prescribed by NI 43-101

    - Includes any more recent estimates or data available.

    Please modify your filing to comply with the guidance.

Exhibit 99.2

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 Significant accounting policies

Mineral Properties, page 12

4. We note you capitalize costs related to exploration and development expenditures, net of any recoveries. Please describe to us and revise future filings to disclose the nature of these recoveries and provide the total amount included in the capitalized asset for the fiscal years presented.

17. Transition to IFRS, page 40

5. Please provide us with the date you used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

6. We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, that you applied upon the adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Exhibit 99.3

Management's Discussion and Analysis

Disclosure Controls and Internal Control over Financial Reporting, page 22

7. We note you have referenced Canadian GAAP in this section. Please confirm to us that in future filings you will remove this reference as your financial statements are presented in accordance with IFRS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 551-3718 if you have any questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining